c/o Atlantic Fund Services
P.O. Box 588
Portland, ME 04112
Dear Shareholder:

Pine Grove Alternative Institutional Fund (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following condition. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on February 19, 2016 (the “Offer”) exceeds the maximum number of Shares which may be repurchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of June 30, 2016) (the “Maximum Purchasable”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be repurchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s repurchase of all or some, as the case may be, of your Shares, as described above, you will be issued a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles you to receive an “Initial Payment” in an amount equal to at least 95% of the repurchase value of your repurchased Shares based on the unaudited net asset value of the Fund as of June 30, 2016, in accordance with the terms of the Offer. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required minimum balance of $10,000 (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the Initial Payment due under the Note will be wire-transferred on or around August 31, 2016, unless the valuation date for Shares repurchased by the Fund in the Offer has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests to finance the repurchase of Shares in the Offer.

The terms of the Note provide that a “Post-Audit Payment” representing the balance of the repurchase amount, if any and subject to fiscal year-end audit adjustment, will be paid to you after the completion of the Fund’s audit for the fiscal year ending March 31, 2017. This amount will be paid promptly after the completion of the Fund’s next annual audit, according to the terms of the tender offer. We expect this audit to be completed no later than 60 days after March 31, 2017.

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (855) 699-3103, Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern Time or by e-mail at pinegrove.ta@atlanticfundservices.com.

Sincerely,
Pine Grove Alternative Institutional Fund
Enclosure